Filed Pursuant to Rule 433
Registration No. 333-138510

September 25, 2009

Central Hudson Gas & Electric Corporation

Medium-Term Notes, Series F

$24,000,000 5.80% due November 1, 2039

Term Sheet

Issuer:	Central Hudson Gas & Electric Corporation

Market Type:	Senior Unsecured MTN

Ratings:	S&P A, Moody’s A3, Fitch A

Principal Amount:	$24,000,000

Trade Date:	September 25, 2009

Settlement Date:	September 30, 2009

Final Maturity:	November 1, 2039

Interest Payment Dates:	May 1 and November 1

1st Coupon Payment Date:	November 1, 2009

Coupon:	5.80%

US Treasury Benchmark:	UST 4.25% due May 15, 2039

US Treasury Yield:	4.101%

Business day convention:	30/360

Re-offer Price:	100%

Redemption:	100%

Denomination:	$1,000 x $1,000

Joint Bookrunners:	Banc of America Securities LLC	$8,000,000
	J.P. Morgan Securities Inc.	$8,000,000
	KeyBanc Capital Markets Inc.	$8,000,000

CUSIP: 15361G AU9

The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody's Investors Service, Standard & Poor's Ratings Services and Fitch Ratings.  Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 at Banc of America Securities LLC, 1- 212-834-4533 at J.P. Morgan Securities Inc., and 1-866-227-6479 at KeyBanc Capital Markets Inc.

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